NEWS RELEASE

INTEROIL COMPLETES FARM-IN TRANSACTION WITH PACIFIC RUBIALES ENERGY IN PAPUA NEW GUINEA

Port Moresby and Houston, TX, March 25, 2013: InterOil Corporation (NYSE:IOC) (POMSoX:IOC) is pleased to announce that it has completed the farm-in transaction with Pacific Rubiales Energy Corp. (TSX: PRE; BVC: PREC; BOVESPA: PREB) (“PRE”) relating to its acquisition of a 10.0% net (12.9% gross) participating interest in Petroleum Prospecting License 237 (“PPL 237”) onshore Papua New Guinea, including the Triceratops structure and exploration acreage located within that license. This announcement is made to confirm completion of the Farm-In Agreement with PRE announced on July 30, 2012.

On March 23, 2013, PRE funded the final payment of approximately US$55 million under the Farm-In Agreement. Together with previous payments PRE has funded the full US$116 million cash payment due under the Farm-in Agreement. Additional payments of PRE’s drilling costs for the Triceratops-2 well are scheduled to be paid in the coming months.

“InterOil is pleased to have completed the Farm-In Transaction with Pacific Rubiales, a company with a track record of successful exploration and production development,” stated Mr. Phil Mulacek, Chief Executive Officer of InterOil. “We look forward to appraisal and development of the Triceratops gas and condensate field with our partners.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

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Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, appraisal and development of the Triceratops gas and condensate field with partners, business prospects and strategies. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including the provisions of the Farm In Agreement and discussions with PRE on accelerating appraisal and development of the Triceratops gas and condensate field. No assurances can be given however. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope or Triceratops fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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